Exhibit 11.1

ALDILA, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME PER COMMON SHARE - UNAUDITED

(In thousands, except per share amounts)

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2002	2001	2002	2001

BASIC:
Net income (loss)	$(699)	$(515)	$(1,067)	$9

Weighted average number of common shares outstanding	4,948	5,087	4,948	5,098

Net income (loss) per common share	$(0.14)	$(0.10)	$(0.22)	$0.00

ASSUMING DILUTION:
Net income (loss)	$(699)	$(515)	$(1,067)	$9

Weighted average number of common shares outstanding	4,948	5,087	4,948	5,098

The number of shares resulting from the assumed exercise of stock options reduced by the number of shares which could have been purchased with the proceeds from such exercise, using the average market price during the period				28

Weighted average number of common and common equivalent shares	4,948	5,087	4,948	5,126

Net income (loss) per common share, assuming dilution	$(0.14)	$(0.10)	$(0.22)	$0.00